Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 202123

PROSPECTUS SUPPLEMENT NO. 9

To Prospectus dated May 12, 2015

27,321,870 Shares

PIERIS PHARMACEUTICALS, INC.

Common Stock

This prospectus supplement no. 9 supplements the prospectus dated May 12, 2015, relating to the offering and resale by the selling stockholders identified in the prospectus of up to 27,321,870 shares of our common stock, par value $0.001 per share. These shares were privately issued to the selling stockholders on December 17, December 18, and December 23, 2014 in connection with a private placement and a share exchange transaction described in the prospectus.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 25, 2015.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “PIRS.” As of November 24, 2015 the last reported sale price for our common stock as reported on the NASDAQ Capital Market was $2.35 per share.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 25, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2015

PIERIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	001-37471	EIN 30-0784346
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Lise-Meitner-Strasse 30

85354 Freising-Weihenstephan, Germany

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +49 81 6114 11400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On November 19, 2015 the Company received notification from the German Institute of Arbitration (“DIS”) of the Arbitral Tribunal’s award regarding the Company’s contract dispute with the Technische Universität München (“TUM”) under the Research and License Agreement by and between the Company and TUM, dated as of July 4, 2003 and superseded and replaced on July 26, 2007 (the “TUM License Agreement”).

As previously disclosed, the purpose of the arbitration proceedings initially brought by the Company in March 2014, was to address issues regarding the calculation of payments due from the Company to TUM as a function of the Company’s out-licensing revenues attributable to intellectual property covered by the TUM License Agreement (the “Out-License Fee”), in respect of the period 2004 to 2012 (the “Dispute Period”).

The Tribunal determined that the amount of the remaining Out-License Fee due for the Dispute Period is 859,854 EUR, plus interest. TUM was seeking an Out-License Fee for the Dispute Period of 2,529,400 EUR, plus interest. The Tribunal also ruled that TUM must reimburse the Company 110,000 EUR for fees incurred and dismissed TUM’s claim for reimbursement of its costs. The Tribunal also clarified the methodology to be used to calculate the Out-License Fee on a going-forward basis.

After taking into account interest payable on the Out-License Fee of approximately 167,234 EUR as of November 23, 2015, certain credits to the Company for annual license fees owed under the TUM License Agreement and the award of the Company’s fees, the total amount payable by the Company to TUM in respect of the Dispute Period is approximately 917,088 EUR.

The TUM License Agreement remains in effect and the Company retains exclusive rights and access to the entire patent estate covered under the agreement. The Tribunal’s decision is final and binding subject to a motion to set aside the award, which may be filed by either party within three months of receipt of the award. A court will only set aside an award under very limited circumstances, such as: (i) one of the parties was denied their constitutional right to be heard, (ii) if the award violates public policy, or (iii) if no valid arbitration agreement existed between the parties.

The arbitration proceedings, including the details of the Arbitral Tribunal’s award, are confidential per Section 42.1 of the DIS rules and may not be disclosed unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 25, 2015	PIERIS PHARMACEUTICALS, INC.

	By:	/s/ Darlene Deptula-Hicks
	Name:	Darlene Deptula-Hicks
	Title:	Chief Financial Officer